Exhibit 3.8
Effective October 24, 2002
          Amendment to Bylaws of Changing World Technologies, Inc.
     The following amendments were duly authorized by written consent of the Board of Stockholders of Changing World Technologies, Inc. effective as of October 24, 2002.
That Article III, Section 3 of the By-laws of the Company is hereby modified in its entirety to read as follows:
“Section 3. “Duties and Powers”. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-laws directed or required to be exercised or done by the stockholders. Notwithstanding the foregoing, the Board of Directors shall not have the power to incur long term unsecured debt in excess of Two Million Dollars ($2,000,000) without a vote of the stockholders;”
That Article III, Section 1 of the By-laws of the Company is hereby modified in its entirety to read as follows:
“a. Except as provided in Section 2 of this Article and except as otherwise set forth in the Company’s Certificate of Incorporation, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal.”;